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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                   FORM 12B-25

                                       Commission File Number   1-12021
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                           NOTIFICATION OF LATE FILING

(Check One): [ ] Form 10-K   [ ] Form 11-K   [ ] Form 20-F   [X] Form 10-Q

[ ] Form N-SAR

         For Period Ended:   March 31, 1999
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[ ] Transition Report on Form 10-K     [ ] Transition Report on Form 10-Q

[ ] Transition Report on Form 20-F     [ ] Transition Report on Form N-SAR

[ ] Transition Report on Form 11-K

         For the Transition Period Ended:
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         Read attached instruction sheet before preparing form. Please print or type.

         Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

         If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:
                                                        ----------------------

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                                     PART I
                             REGISTRANT INFORMATION

Full name of registrant Lindatech Inc.
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Former name if applicable
                                  NetLive Communications, Inc.
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Address of principal executive office (street and number)
One World Trade Center, 87th Floor
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City, state and zip code   New York, New York 10048
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                                     PART II
                             RULE 12B-25 (B) AND (C)

         If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

    | (a) The reasons described in reasonable detail in Part III of this form
    |     could not be eliminated without unreasonable effort or expense;
    | (b) The subject annual report, semi-annual report, transition report on
    |     Form 10-K, 20-F, 11-K or Form N-SAR, or portion thereof will be filed
    |     on or before the 15th calendar day following the prescribed due date;
[X] |     or the subject quarterly report or transition report on Form 10-Q, or
    |     portion thereof will be filed on or before the fifth calendar day
    |     following the prescribed due date; and
    | (c) The accountant's statement or other exhibit required by Rule 12b-25(c)
    |     has been attached if applicable.




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                                    PART III
                                    NARRATIVE

         State below in reasonable detail the reasons why Form 10-K, 11-K, 20-F, 10-Q, N-SAR or the transition report portion thereof could not be filed within the prescribed time period. (Attach extra sheets if needed.)

         The registrant's quarterly report on Form 10-Q for the quarter ended March 31, 1999 could not be filed within the prescribed time period because of continuing difficulties associated with the accounting treatment of asset purchase transactions consummated by the registrant on December 10, 1998. Pursuant to such transactions, (i) the registrant, through an Australian subsidiary, acquired substantially all of the assets of Newton Grace Pty Ltd. ("Newton Grace"), a privately-held Australian corporation, and (ii) Newton Grace and affiliates acquired a controlling share of the registrant's equity securities.

         The registrant treats these transactions as a reverse merger in which Newton Grace becomes the accounting acquirer and the financial statements of Newton Grace replace those of the registrant. This necessitates restating Newton Grace's balance sheets and statements of income and cash flows in United States Dollars and United States Generally Accepted Accounting Principles. This could not be accomplished within the prescribed time period without unreasonable effort or expense.

                                     PART IV
                                OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

      Lawrence G. Nusbaum                            (212) 269-1400
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              (Name)                        (Area Code)   (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

                                                [X] Yes [ ] No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?



                                                [ ] Yes [ ] No

      If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

      As described above, registrant is required to present the financial statements of Newton Grace, a privately-held Australian corporation, in United States Dollars and United States Generally Accepted Accounting Principles. A reasonable estimate of the results of operations cannot be made until such statements are available.

                                 Lindatech Inc.
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                  (Name of Registrant as Specified in Charter)

Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date   May 14, 1999                        By /s/Adrian D. Wischer
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                                              Adrian D. Wischer,
                                              Chief Executive Officer and
                                                President

       Instruction. The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

                                    ATTENTION

Intentional misstatements or omissions of fact constitute Federal criminal violations (see 18 U.S.C. 1001).



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                              GENERAL INSTRUCTIONS

      1. This form is required by Rule 12b-25 of the General Rules and Regulations under the Securities Exchange Act of 1934.

      2. One signed original and four conformed copies of this form and amendments thereto must be completed and filed with the Securities and Exchange Commission, Washington, D.C. 20549, in accordance with Rule 0-3 of the General Rules and Regulations under the Act. The information contained Adrian D. Wischer in or filed with the form will be made a matter of the public record in the Commission files.

      3. A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the registrant is registered.

      4. Amendments to the notification must also be filed on Form 12b-25 but need not restate information that has been correctly furnished. The form shall be clearly identified as an amended notification.

      5. Electronic Filers. This form shall not be used by electronic filers unable to timely file a report solely due to electronic difficulties. Filers unable to submit a report within the time period prescribed due to difficulties in electronic filing should comply with either Rule 201 or Rule 202 of Regulation S-T or apply for an adjustment in filing date pursuant to Rule 13(b) of Regulation S-T.